1801 California St., Suite 5200 Denver, Colorado 80202

November 10, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Transamerica Funds (the “Registrant”)

            (File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 236 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 237 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act. No fees are required in connection with this filing.

The purpose of the Amendment is to register ten new series to the Registrant, offering Class R, R4 and I3 shares, as well as to register such share classes to nine existing series of the Registrant.

Please direct any comments or questions concerning this filing to the undersigned at 1-888-233-4339.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.